Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-157606

August 5, 2010
TERM SHEET

$1,250,000,000 5.60% Notes due 2041

Issuer:	Hess Corporation (Bloomberg Ticker: “HES”)
Ratings:	Baa2 (Moody’s) / BBB (S&P/Fitch)
Securities:	$1,250,000,000 5.60% Notes due 2041
Format:	SEC registered (global)
CUSIP / ISIN No.:	42809HAD9 / US42809HAD98
Trade Date:	August 5, 2010
Expected Settlement:	August 10, 2010 (T+3)
Maturity:	February 15, 2041
Price To Public:	99.304% of principal amount
Purchase Price To Underwriters:	98.429% of principal amount
Coupon:	5.60% per year (payable semi-annually)
Interest Payment Dates:	February 15 and August 15, beginning February 15, 2011
Benchmark Treasury:	4.625% notes due February 15, 2040
Benchmark Treasury Yield:	4.048%
Spread:	+160 basis points over Benchmark Treasury
Yield:	5.648%
Make Whole Call At Any Time:	The greater of 100% of principal amount or discounted present value at Adjusted Treasury Rate +25 bps
Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Joint Bookrunners:	Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
RBS Securities Inc.
     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities Inc. at 1-212-834-4533, Morgan Stanley & Co. Incorporated at 1-866-718-1649, Deutsche Bank Securities Inc. at 1-800-503-4611 or RBS Securities Inc. at 1-866-884-2071.